Alston&Bird llp
One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424

404-881-7000
Fax: 404-881-7777
www.alston.com

J. Mark Ray	Direct Dial: (404) 881-7739	E-mail: mray@alston.com

May 13, 2005

Mr. Jeffrey Riedler
Assistant Director
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-0306

Re:	Adams Respiratory Therapeutics, Inc. (f/k/a Adams Laboratories, Inc.) Registration Statement on Form S-1 Filed March 25, 2005 File No. 333-123585

Dear Mr. Riedler:

     At the request and on behalf of our client, Adams Respiratory Therapeutics, Inc. (the “Company”), we hereby file on its behalf, via EDGAR, Amendment No. 1 to the above-referenced Registration Statement on Form S-1 (“Amendment No. 1”). Amendment No. 1 includes revisions made in response to the comment letter dated April 22, 2005 from the Staff.

     We provide below additional responses to the Staff’s comments, which have been prepared by the Company with the assistance of its legal counsel and independent auditors. As requested, these responses are keyed to correspond to the Staff’s comment letter. A copy of this letter, along with courtesy copies of Amendment No. 1 (marked to show changes) and other supplemental materials referenced herein, are being sent to the Staff via overnight mail.

     Unless the context requires otherwise, references to we, our, us, Adams or the Company in this letter refer to Adams Respiratory Therapeutics, Inc.

Bank of America Plaza	90 Park Avenue	3201 Beechleaf Court, Suite 600	601 Pennsylvania Avenue, N.W.
101 South Tryon Street, Suite 4000	New York, NY 10016	Raleigh, NC 27604-1062	North Building, 10th Floor
Charlotte, NC 28280-4000	212-210-9400	919-862-2200	Washington, DC 20004-2601
704-444-1000	Fax: 212-210-9444	Fax: 919-862-2260	202-756-3300
Fax: 704-444-1111			Fax: 202-756-3333

Mr. Jeffrey Riedler
May 13, 2005

General

Comment

1.	We note your graphic following the cover page of the prospectus. Please provide us with proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use. Please note we may have comments regarding any additional graphics or visuals you may include.

Response

     A copy of the graphics included in the prospectus is attached in Appendix A to this letter.

Comment

2.	Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

Response

     We note your comment and intend to file an amendment containing pricing-related information before we circulate the prospectus.

Comment

3.	Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.

Response

     We note your comment and intend to file an amendment containing a bona fide price range before we circulate the prospectus.

Mr. Jeffrey Riedler
May 13, 2005

Comment

4.	Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

Response

     We note your comment and have made the appropriate changes to the applicable sections of the Registration Statement.

Comment

5.	We note that you have requested confidential treatment for several of your exhibits under Rule 406 of the Securities Act; we will furnish comments for your request under separate cover. Please be advised, we will not act on any request for acceleration of effectiveness until we have cleared comments on your request for confidential treatment.

Response

     We note your comment and will not request acceleration of effectiveness until we have received clearance of the comments on our request for confidential treatment.

Comment

6.	Please provide a substitute for or explain the term “BID” in the graphic immediately preceding the back cover page of the prospectus.

Response

     The term “BID” is a term used by physicians to indicate twice daily dosage. The graphic immediately preceding the back cover page of the prospectus is a print of an actual advertisement directed at physicians that appears in medical trade publications. Because the term “BID” is clear to the physician community at whom the advertisement is directed, we do not believe it is necessary to substitute another term.

Mr. Jeffrey Riedler
May 13, 2005

Comment

7.	We note your statement in the graphic, “[t]the ONLY BID bi-layer tablet to enhance patient compliance.” Supplementally, please explain why Mucinex enhances patient compliance.

Response

     Mucinex enhances patient compliance by requiring fewer doses, which corresponds to a lower probability of a patient incorrectly taking the drug or forgetting to take a dose. Mucinex is the only FDA-approved, extended-release guaifenesin tablet, which allows patients to take the tablets twice daily. Other products containing guaifenesin require more frequent doses because they are approved only in short-acting formulas.

Prospectus Summary, page 1

Comment

8.	As you have chosen to include a summary of your strategy, please balance this discussion by including a discussion of the risks and obstacles you must address in implementing this strategy. This discussion should be at least as prominent as the discussion of your strategy.

Response

     On page 3, we have added a section under the heading “Prospectus Summary” to include a discussion of the risks and obstacles we face in implementing our business strategy.

Comment

9.	Please provide a brief discussion of the FDA’s policy of removing unapproved competing products from the market once a similar product has been approved. The discussion should address why the competitors were permitted to sell unapproved drugs and whether the determinative factor was the FDA approval or that your products are sold over the counter and the competing products were available by prescription only.

Response

     On page 1 we have added a discussion of the FDA’s policy of removing unapproved competing products from the market once a similar product has been approved.

Mr. Jeffrey Riedler
May 13, 2005

Comment

10.	We note your statement, “our current products and products in development or being considered for development will compete in many of the segments included in this combined OTC and prescription market that totals approximately $3.9 billion.” You should include only the size of your potential target market in which you will compete. Please confirm the $3.9 billion accurately reflects your target market or revise accordingly.

Response

     We have updated the current size of the target market to reflect the 52-week period ended March 20, 2005. Additionally, we have revised our disclosure on page 2 to indicate that the size of the target market is the entire $4.0 billion combined OTC and prescription cough, cold, allergy, and sinus market.

Comment

11.	Please revise to disclose that Cardinal Health is not currently meeting your manufacturing requirements.

Response

     In our discussion of the risks and obstacles we face in implementing our business strategy, we have included a statement to disclose that Cardinal Health does not currently meet our manufacturing requirements on pages 3 and 8.

Comment

12.	In the summary and throughout your filing you reference reports relating to the size of the industry, and your position within the industry. Please provide us with supplemental copies of these reports. These reports should be marked to indicate the supporting information.

Response

     We have updated the data relating to the current size of the industry and our current position within the industry to reflect the 52-week period ended March 20, 2005 on pages 2 and 47. Attached in Appendix B to this letter, we have included support for our assertions regarding the historical and current size of the industry and our historical and current position within the industry appearing on pages 1 and 2 under the heading “Our Business” and on pages 30, 32, 45, 46, 47, 48, 49, 50, 51, 52, 53, 54 and 55 in the

Mr. Jeffrey Riedler
May 13, 2005

Business section. Each of these reports is marked to indicate the source of the supporting information.

Risk Factors

Comment

13.	Please include a separate stand alone risk factor to disclose any known side effects of Mucinex SE and Mucinex DM.

Response

     Mucinex SE and Mucinex DM may cause mild side effects including upset stomach, nausea, vomiting, diarrhea, headache, dizziness, skin rash (including hives), constipation, and drowsiness. We have added this statement to the risk factor on page 16. We do not believe a stand alone risk factor is warranted because, as is typical of over-the-counter products, these side effects are not severe and do not pose a substantial risk to our business.

We depend heavily on the success of our existing products . . . page 7

Comment

14.	Many of the bullet points included in this risk factor are discussed as separate stand alone risks. Please revise to eliminate the redundancy by deleting the bullet points that are discussed more fully in the risk factor section. Similarly, revise “We may not be successful in our efforts to expand our portfolio of Products.”

Response

     We have revised the risk factors on pages 8 and 13 to eliminate the bullet points discussed more fully elsewhere in the risk factor section.

We do not have our own manufacturing capability and rely on Cardinal Health . . . page 7

Comment

15.	Please revise your heading to disclose that recently Cardinal Health has not been able to manufacture sufficient quantities of your product to meet your demand.

Response

Mr. Jeffrey Riedler
May 13, 2005

     We have revised our heading on pages 3 and 8 to disclose that Cardinal Health is currently unable to meet our manufacturing requirements for Mucinex SE and Mucinex DM.

Comment

16.	Please revise your disclosure to indicate that you may never find another suitable source of supply that meets your needs to manufacture the Mucinex SE or Mucinex DM.

Response

     We have revised our disclosure under the risk factor on page 9 to indicate that we may not find another manufacturer to provide a suitable source of supply for our products.

We and Cardinal Health depend on a single supplier for guaifenesin, the active . . . page 8

Comment

17.	If obtaining needed supplies has ever caused a material delay or disruption to your business, please discuss.

Response

     We have experienced no material delay or disruption to our business as a result of the failure to obtain needed supplies.

Comment

18.	Please identify the circumstances that would allow Boehringer Ingelheim to raise its prices.

Response

     We have revised our disclosure on page 9 to clarify that Boehringer Ingelheim, upon written notice, may unilaterally raise its prices by up to 3% or may raise its prices by greater than 3% with the agreement of Cardinal Health.

Mr. Jeffrey Riedler
May 13, 2005

Comment

19.	Are there any provisions in your agreement with Cardinal Health that would allow you to obtain inventory from another source. If the agreement does not contain such provisions, please disclose this information here. If the agreement does contain such provisions, please provide a description of these provisions in the appropriate location in your Business section.

Response

     We have revised our discussion of our agreement with Cardinal Health in the Business section on page 59 to clarify the circumstances under which we may obtain inventory of our current and future drug products from an alternate manufacturer.

Comment

20.	We note that Cardinal Health’s agreement with Boehringer Ingelheim allows Cardinal Health the limited ability to enter into agreements with other parties. Please briefly describe the limitations.

Response

     We have revised our discussion on pages 9 and 59 to include a description of the provisions allowing Cardinal Health to obtain guaifenesin from an alternate source.

We face substantial competition that may prevent us from maintaining or increasing . . . page 10

Comment

21.	To the extent easily obtainable, please disclose your competitors’ share of the target market.

Response

     Our competitors’ share of the target market is not easily obtainable. Third party market share data is reported by product (SKU), not manufacturer. Therefore, our market share data is derived by aggregating our products’ respective market share. We have disclosed market share of individual products manufactured and distributed by our primary competitors on page 49.

Mr. Jeffrey Riedler
May 13, 2005

Product liability lawsuits could divert our resources, result in substantial liability . . . page 11

Comment

22.	Please disclose the amount of your insurance coverage, or in the alternative, please indicate if you believe such coverage amount is reasonably adequate to insulate you from potential product liability claims.

Response

     We have revised our disclosure on page 12 to indicate that we believe the amount of insurance coverage we carry is reasonably adequate to insulate us from potential claims.

If we fail to obtain an adequate level of reimbursement for our products . . . page 12

Comment

23.	Please revise your heading to disclose that many states do not cover the costs of your products.

Response

     We have revised our heading on page 12 to clarify that many Medicaid programs do not reimburse us for our products and that we cannot ensure any Medicaid programs will continue to reimburse us.

We depend on our key personnel and if we are not able to retain . . . page 16

Comment

24.	To the extent known, please disclose the projected time frame of your hiring the additional technical personnel.

Response

     The projected time frame for hiring additional technical personnel will depend on our growth and development of new products, and, as such, is not known at this time. Therefore, we have not revised our disclosure on page 17 to specify a projected time frame.

Mr. Jeffrey Riedler
May 13, 2005

Comment

25.	If you have had problems attracting or retaining qualified employees, please revise to describe the problems you have experienced. Additionally if any key employee has plans to retire or leave your company in the near future, please revise the discussion to disclose this information.

Response

     We have experienced no material problems in the past attracting or retaining qualified employees. In addition, we know of no facts to suggest such problems may occur in the future. Further, we know of no plans of any key employee to retire or leave the company in the near future.

We may undertake strategic acquisitions of technologies and products. Integration . . . page 16

Comment

26.	Please revise your risk factor to disclose that you may not have the necessary funds or resources to complete acquisitions. You should also highlight your lack of experience in identifying and completing acquisitions.

Response

     We have revised the risk factor on page 17 to disclose that we may lack the required funds or resources to carry out acquisitions. We have also revised the risk factor to include a discussion of our lack of experience in identifying and completing acquisitions.

If we are unable to protect the intellectual property rights related . . . page 17

Comment

27.	Please revise to disclose, even an unsuccessful infringement action against you may be expensive to defend.

Response

     We have revised our disclosure on page 19 to describe the impact on our business, results of operations and financial condition that could result from the high costs of even an unsuccessful infringement action.

Mr. Jeffrey Riedler
May 13, 2005

If we are unable to protect the confidentiality of our trade secrets . . . page 18

Comment

28.	If your business has been materially and adversely affected by the disclosure of proprietary information, please discuss the situation and its consequences.

Response

     We have experienced no material and adverse effects from the disclosure of proprietary information in the past.

Legal proceedings or third party claims of intellectual property . . . page 18

Comment

29.	To the extent you are aware of any intellectual proprietary rights that are being infringed upon or that you have been notified a third party’s belief that you are infringing on their patent(s), please revise to disclose the situation and potential consequences.

Response

     We are not aware of any intellectual property rights that are being infringed upon nor have we been notified of a third party’s belief that we are infringing on their intellectual property rights.

An active trading market for our common stock may not develop, page 20

Comment

30.	Please revise the statement that you expect your common stock to be approved for quotation on the Nasdaq National Market to state you have applied for quotation or intend to apply for quotation as opposed to stating that you expect to be approved.

Response

     We have revised our statement on pages 21, 84 and 93 to clarify that we have applied for quotation on the Nasdaq National Market.

Mr. Jeffrey Riedler
May 13, 2005

We will incur increased costs as a result of being a public company and our . . . page 21

Comment

31.	As currently written, this risk factor discussion could apply to any issuer that is becoming a reporting company. See Item 503(c) of Regulation S-K. Please revise to tailor the discussion to your company. For example, you could provide an estimate of the increase in expenses related to being a public company, discuss any difficulties you have encountered attracting directors, etc.

Response

     We have deleted the referenced risk factor.

Use of Proceeds, page 34

Comment

32.	Please disclose the approximate amount and timing of the proceeds you plan to use for the purposes you list in this section. We note you plan to use some proceeds for continued branding of Mucinex. Please disclose the specific amounts from your offering proceeds that you intend to allocate for such purpose. Additionally, please specify how much you anticipate spending for product development, which products you expect to develop using these proceeds and indicate where in the drug development process you expect to be after the expenditure of these proceeds.

Response

     We have revised the disclosure on page 24 to disclose the approximate amount and timing of the use of proceeds. We will allocate the use of proceeds when we have established a price range.

Comment

33.	Please identify with more specificity the uses that you currently categorize as “general corporate purposes,” and state how much of the proceeds you plan to put toward each such use.

Response

     We have revised the disclosure on page 24 to disclose with more specificity the uses that we had categorized as “general corporate purposes.”

Mr. Jeffrey Riedler
May 13, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Sales Returns and Allowances, pages 30-31

Comment

34.	We believe that your disclosure related to estimates that reduce gross revenue such as product returns, cash discounts, rebate chargebacks, and sales incentives could be improved as follows:

a)	Disclose the nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.

b)	We note that you have disclosed the factors you consider in establishing your product returns and other sales allowances. To the extent that information you consider is quantifiable, disclose both quantitative and qualitative information and discuss to what extent information is from external sources (e.g., end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand). For example, in discussing your estimate of product that may be returned, consider disclosing and discussing, preferably by product and in tabular format, the total amount of product (in sales dollars) that could potentially be returned as of the balance sheet date and disaggregated by expiration period.

c)	If applicable, discuss any shipments made as a result of incentives and/or in excess of your customer’s ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.

d)	You should consider disclosing a roll forward of the accrual for each estimate for each period presented showing the following:

•	Beginning balance,

•	Current provision related to sales made in current period,

•	Current provision related to sales made in prior periods,

Mr. Jeffrey Riedler
May 13, 2005

•	Actual returns or credits in current period related to sales made in current period

•	Actual returns or credits in current period related to sales made in prior periods, and

•	Ending balance.

e)	In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue, such as product returns, chargebacks, customer rebates and other discounts and allowances, including the effect that changes in your estimates of these items had on your revenues and operations.

Response

     a) We have revised our disclosure of sales returns and allowances under critical accounting policies on page 32 to include a table of the disaggregated liability and asset valuation accounts related to sales returns and allowances. The revised disclosure provides a description of each account, the factors effecting the account, reasons for changes in the account balances and where applicable sensitivity analysis.

     b) We have revised our disclosure of sales returns and allowances under critical accounting policies on page 32 to include, where appropriate, industry sources of information utilized in our estimates. We note your request to provide a disaggregation of product returns by expiration date. We have revised our disclosure on page 32 to disaggregate the product returns liability by products that we currently market and those that we do not and disclosed the reason why currently marketed products have a lower rate of return. We are not aware, however, of any industry data that would allow us to track products in the sales channel by expiration date.

     c) There were no shipments made as a result of incentives and/or excess of our customer ordinary course of business inventory level.

     d) We have considered your suggestion to provide a roll forward for each estimate. We believe that our revised disclosure in the critical accounting policies on pages 31-33 in response to your comments 34(a) and 34(b) are substantively in response to the information you asked us to consider in comment 34(d).

     e) We have revised our disclosure on pages 35, 37 and 39 to add a comparative analysis of net sales as a percentage of gross sales. The reasons for fluctuations in net sales percentage are identified for each period.

Mr. Jeffrey Riedler
May 13, 2005

Cardinal Health Profit Share, page 31

Comment

35.	We note from your disclosure that direct manufacturing cost plus the mark-up are merely provided for interim billing purposes. This would seem to infer that that the actual cost of the inventory purchased from Cardinal is the percentage of the profit that Cardinal receives. Please explain to us and cite the authoritative guidance used under US GAAP why the inventory is recorded as the direct manufacturing cost plus the mark-up.

Response

     35. We have revised our disclosure on pages 33-34 to state that the inventory is recorded as the actual direct manufacturing cost plus the “effective” profit share amount.

     For clarification purposes, we provide supplementally the following example of the accounting:

Assumed Initial Inventory Purchase From Cardinal Health:

Actual direct manufacturing cost	$1.00	(a)
Mark-up per supply agreement (75%)	.75	(for cash flow/billing purposes)

Amount billed by Cardinal Health	$1.75
Assume Profit Share Amount:
Net sales	$6.00
Actual direct manufacturing cost	1.00	(a)

Profit subject to profit share	5.00
Assumed effective profit share (10%)	.50

Gross profit after profit share	$4.50

     In the above example, our inventory would have been carried at $1.50 (the actual amount paid for such inventory, which is comprised of $1.00 of direct manufacturing cost plus $0.50 effective profit share), not the $1.75 billed amount. The excess $0.25 billed by Cardinal Health in this example would be reflected as a receivable from Cardinal Health.

     Accounting Research Bulletin No. 43, Chapter 4, “Inventory Pricing”, Statement 3, as amended by SFAS No. 151, “Inventory Costs” states that “[t]he primary basis of accounting for inventory is cost, which has been defined generally as the price paid or

Mr. Jeffrey Riedler
May 13, 2005

consideration given to acquire an asset .... The definition of cost as applied to inventories is understood to mean acquisition and production cost and its determination involves many considerations”. Accordingly, we include the effective profit share component as a part of the cost of inventory.

Comment

36.	Based on your disclosure, cost of sales represents the direct manufacturing cost plus the estimate of the profit share amount earned by Cardinal. Please explain to us why you exclude the mark-up portion of the inventory in your calculation of cost of sales. Please also explain to us and clarify in the filing what happens in your financial statements if the mark-up is different than your estimate of the profit share amount earned by Cardinal.

Response

     We have revised our disclosure on pages 33 and 34 of the Cardinal Health profit share to clarify the accounting and included a description of the impact of actual results differing from our estimates. We note that at each contract year end, which is March 31, a final reconciliation is performed to determine the actual amounts under the profit share arrangement.

Comment

37.	We note from your disclosure that there are several factors you consider in determining the estimated profit share. Disclose the amount of the estimate recorded in your financial statements and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.

Response

     We have revised our disclosure on pages 33 and 34 to include the amount of profit share earned by Cardinal Health. At March 31, 2005, a final reconciliation of the contract year has been completed and therefore, there are no other estimates or methodologies to be considered.

Mr. Jeffrey Riedler
May 13, 2005

Results of Operations, page 33

Comment

38.	Please disclose here and in the Business section the reasons you discontinued your AlleRx® and Aquatab product lines in February 2005 and August 2004.

Response

     We have revised our disclosure on page 35 and in the Business section on page 61 to discuss the reasons we discontinued our AlleRx® and Aquatab product lines.

Liquidity and Capital Resources, page 37

Comment

39.	We note you have yet to fill in the blank indicating the number of years your current cash and cash equivalents together with the proceeds from this offering will last. Notwithstanding your determination of this figure, please indicate if you expect to raise additional funds in the next 24 months. If you are unable to determine whether you will or not, please disclose the reasons.

Response

     We note your comment and will revise our disclosure to include the length of time we expect the proceeds from this offering to sustain our operations on page 40 when we have established a price range.

Commitments and Contractual Obligations, page 39

Comment

40.	We note your development or license agreements with PD, JMED, and Cornerstone. Please describe the material provisions of these agreements in the Business section. Your discussion should include:

•	All material rights and obligations of the parties to the agreement;

•	Duration of the agreement;

•	Quantification of all payments made to date and aggregate potential payments;

•	Termination provisions, including consequences of early termination; and

Mr. Jeffrey Riedler
May 13, 2005

•	Any other terms that may be considered material.

We note that you have not filed these agreements as exhibits. Please provide a supplemental analysis supporting your determination that the agreements are not required to be filed or file the agreements. If you have determined that your business is not substantially dependent on these agreements, your analysis should provide a discussion of the facts supporting this determination.

Response

     On pages 60-61 in the Business section under the heading “Intellectual Property”, we have included a discussion of the material provisions of our agreements with PD, JMED and Cornerstone, including those provisions outlined in the bullet points provided by the Staff, and we have included the Settlement Agreement among us, Carolina Pharmaceuticals, Inc. and Cornerstone as Exhibit 10.20.

     We have determined that the agreement with PD is not a material contract because we have made no decision to go forward with the agreement. Currently, we have the ability to terminate the agreement in exchange for the payment of $500,000 in the event we decide not to commercialize the products covered by the agreement. We are currently waiting on guidance from the FDA the requirements for regulatory approval of these products and, once we receive such guidance, we will make a decision on whether or not to proceed.

     We are no longer a party to the JMED agreement and therefore. have determined it is not a material contract. In the event we eventually acquire the royalty interest under the agreement from JMED, the annual royalties received under the agreement would not be material to us.

Comment

     41. We note you paid JMED $2 million in conjunction with the assignment of the AllRx license agreement to Cornerstone. Did you receive anything in exchange for this assignment?

Mr. Jeffrey Riedler
May 13, 2005

Response

     In consideration of the $2 million we paid to JMED in December 2004, we received the right to assign the AlleRx license agreement to Cornerstone. Subsequently, in exchange for the assignment of the AlleRx license agreement to Cornerstone, we received the Humibid trademark pursuant to a settlement agreement with Cornerstone, as disclosed on page 43. We have revised our discussion of the JMED transaction on pages 42-43 to clarify the terms of the JMED agreement.

Market, Ranking and Other Data, page 42

Comment

42.	Please delete the last paragraph of this section. It is not permissible to disclaim responsibility for information included in your registration statement.

Response

     We have deleted the last paragraph under the heading “Market, Ranking and Other Data” on page 45.

Business

Other regulation, page 55

Comment

43.	Please revise to explain the term “drug sampling.”

Response

     We have revised the language on page 58 to clarify that we are referring to the provision of drug samples to physicians.

Manufacturing, page 55

Comment

44.	Please revise to disclose the amount of profit sharing payments made to Cardinal Health in for the year ended December 31, 2004 and for the three months ended March 31, 2005.

Response

Mr. Jeffrey Riedler
May 13, 2005

     We have revised our disclosure on pages 33 and 34 for the Cardinal Health profit share to include the profit share amounts included in cost of sales.

Competition, page 57

Comment

45.	To the extent known or easily obtainable, please identify your principal competitors’ share of the market.

Response

     Our competitors’ share of the target market is not easily obtainable. Third party market share data is reported by product (SKU), not manufacturer. Therefore, our market share data is derived by aggregating our products’ respective market share. We have disclosed market share of individual products manufactured and distributed by our primary competitors on page 49.

Properties and Facilities, page 57

Comment

46.	Please revise to disclose the amount of your annual lease payment and when the lease agreement expires for your Fort Worth, Texas facility. You should also file the lease agreement as an exhibit to your registration statement.

Response

     We have included a discussion on page 62 to disclose the amount of our annual lease payment for the Fort Worth, Texas facility and to disclose the termination date for that lease. As requested by the Staff, we have filed the lease agreement for the Fort Worth facility as Exhibit 10.19 to Amendment No. 1.

Employees, page 57

Comment

47.	Please disclose the number of part-time employees you have, if any.

Response

     We currently employ no part-time employees.

Mr. Jeffrey Riedler
May 13, 2005

Management and Board of Directors, page 58

Comment

48.	Please note that Item 401 of Regulation S-K requires a brief description of the business experience of your officers and directors during each of the last five years. Please revise this section to include the applicable dates for Steven A. Elms.

Response

     We have revised the biography of Mr. Elms on page 65 to include a description of his business experience during each of the last five years.

Executive Compensation, page 64

Comment

49.	We note that all of the executive officers you describe in this section receive either discretionary bonuses or stock option awards as part of their compensation. Please describe how these individuals’ performance is determined and what factors are considered in evaluating it. For example, if the grants are based on company performance, please describe how company performance is measured.

Response

     We have included a discussion on page 69 to disclose how an individual’s performance is determined and what factors are considered in evaluating it.

Principal and Selling Stockholders, page 70

Comment

50.	Please provide the full name(s) of the natural persons having voting, dispositive or investment powers over the shares held by each of your stockholders owning more than 5% of your common stock.

Response

     We have revised the table of Principal and Selling Stockholders on pages 75-77 to indicate the full names of the natural persons having voting, dispositive or investment powers over the shares held by each of our stockholders owning more than 5% of our

Mr. Jeffrey Riedler
May 13, 2005

common stock. Chai Trust Company, L.L.C. has voting, dispositive and/or investment powers over the shares owned by EGI-Fund (99) Investors, L.L.C., EGI-Fund (00) Investors, L.L.C., EGI-Fund (01) Investors, L.L.C., and EGI-Fund (02-04) Investors, L.L.C. A seven-person person board of directors controls this trust and no single director has voting, dispositive or investment power over these shares.

Comment

51.	Please revise to indicate how the selling stockholders acquired the shares offered for resale. Also, indicate the number of shares the selling stockholders is offering. Refer to Item 507 of Regulation S-K.

Response

     We have revised the table of Principal and Selling Stockholders on pages 75-77 to indicate how the selling stockholders acquired the shares offered for resale. At this time, we do not know the number of shares each selling stockholder will offer. We will add that number when it is available.

Comment

52.	If any of the selling stockholders is a broker-dealer, please revise to identify them as underwriters. The only exception to this position is if these entities obtained these securities as compensation for underwriting services.

Response

     None of the selling stockholders are broker-dealers.

Comment

53.	If any of the selling stockholders is an affiliate of a broker-dealer, they should be so identified. In addition, please revise your disclosure to include the following representations:

•	The selling stockholders purchased in the ordinary course of business; and

•	At the time of the purchase, the selling stockholders had no agreements or understanding to distribute the securities.

If you are unable to make these statements in the prospectus, please revise the prospectus to state the seller is an underwriter.

Mr. Jeffrey Riedler
May 13, 2005

Response

     We have revised the disclosure on pages 75-77 to identify the selling stockholders who are affiliates of a broker-dealer and to make the requested representations.

Participation in Reserved Share Program, page 74

Comment

54.	The way the discussion is phrased appears to indicate that certain parties will commit to purchase shares through the reserved share program prior to the effectiveness of the registration statement. Please note that this is not permissible. The reserved share program allows potential investors to indicate their interest in purchasing shares through the reserved share program but no such commitments can be made prior to the effectiveness of the registration statement. Please revise this discussion accordingly.

Response

     The disclosure on page 79 has been revised to reflect that our expectations with respect to the participation of certain persons in the reserved share program are based on preliminary indications of interest.

Description of Capital Stock, page 75

Warrants, page 76

Comment

55.	Please state the expiration date of the warrants, and state whether the expiration date may be extended and, if so, how. Please also clarify whether the warrants are callable and, if so, how and when you could call the warrants.

Response

     We have revised our disclosure on page 81 to state that the warrants have terms ranging from five to ten years, with the first warrants expiring in October 2005 and the last warrants expiring in August 2013. Additionally, we have clarified that the warrants do not provide for an extension of these terms and are not callable.

Mr. Jeffrey Riedler
May 13, 2005

Options, page 76

Comment

56.	Please state the expiration date of the options, and state whether the expiration date may be extended and, if so, how.

Response

     We have clarified the discussion of options on page 81 to indicate that the options expire upon the first to occur of: (i) ten years from the date of grant; (ii) one year from the date of termination of employment for retirement, death or disability; (iii) immediately upon termination of employment for cause; or (iv) three months from the date of termination of employment for any other reason. Additionally, we have clarified that the expiration date cannot be extended.

Underwriting, page 86

Comment

57.	We note you plan to conduct a reserved share offering. Please provide us with any material you intend to use to sell to potential purchasers such as a “friends and family” letter. Tell us when you intend to send them to these potential purchasers. In addition, tell us the procedures you will employ in making the offering and how you will assure that this offer will meet the requirements of Section 5 of the Securities Act and Rule 134. We may have further comments.

Response

     At our request, the underwriters will reserve shares of our common stock (the “Stock”) for sale to certain employees and friends of ours (“Invitees”) through a Reserved Share Program (the “Program”) to be conducted by Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”). The class of persons for whom shares of Stock will be reserved will be determined by us, and we will provide Merrill Lynch with the names and addresses of such Invitees along with the maximum number of shares which will be reserved for each such Invitee. Offers and sales of the Stock to Invitees through the Program will be on the same terms as those offered and sold to the general public. Invitees will be invited to participate in the program either by an overnight mailing of materials (Print and Mail Method) or by e-mail (Print Suppression Method).

     Print and Mail Method - Based upon information provided by us, Merrill Lynch will prepare and mail to each Invitee a package of materials consisting of a short introductory letter from Merrill Lynch, a letter from us describing the Program and its

Mr. Jeffrey Riedler
May 13, 2005

mechanics (the “CEO Letter”), an Indication of Interest Form (“IOI”), and a booklet entitled “How to Respond to the Reserved Share Program” (the “Booklet”). The package of materials includes a copy of the preliminary prospectus and a phone number that the Invitee may call if he or she has any questions concerning the Program.

     In addition to explaining the mechanics of the Program, the CEO Letter makes clear that the Invitee is under no obligation to purchase Stock through the Program, that responding to the mailing will involve no obligation of any kind, that the Invitee is not, by reason of his or her inclusion in the Program, assured of obtaining a particular number of shares or any shares, that no offer to buy Stock may be accepted and no part of the purchase price can be received until the Registration Statement has been declared effective, and that any such offer to buy can be withdrawn, in whole or in part, without obligation or commitment, at any time prior to notice of its acceptance given after the effective date. The CEO Letter also contains the legend set forth in Rule 134.

     The IOI is designed to be signed by the Invitee and returned to Merrill Lynch by facsimile. It is the method by which the Invitee affirms certain statements contained in the Booklet, including that the Invitee has received a copy of the preliminary prospectus, that the number of shares indicated is for the Invitee’s personal account, that the Invitee is aware that he or she is not assured of obtaining any or all of the shares requested, and a reiteration of the fact that no offer to buy shares can be accepted, and no part of the purchase price can be received, until effectiveness of the Registration Statement, and that the indication of interest involves no obligation or commitment of any kind. It also provides the mechanism which allows the Invitee to indicate his or her answers (and the answers of his or her joint account holder if the Invitee wishes to purchase in a joint account) to the questions, also contained in the Booklet, which are designed to allow Merrill Lynch to determine whether the Invitee is prohibited from purchasing the Stock under NASD Conduct Rule 2790. Another item in the IOI is designed to provide the vehicle by which the Invitee can indicate the maximum number of shares in which he or she wishes to express an interest and adduces certain personal information necessary for the administration of the Program.

     In addition to setting out instructions on how to complete and return the IOI, the Booklet contains a series of Frequently Asked Questions about the Program, along with the answers to those questions.

     If the Invitee is interested in reserving Stock through the Program, he or she is directed to return the completed IOI to Merrill Lynch by a specified date. Once the Invitee has returned a completed IOI to Merrill Lynch, and assuming that there is no regulatory impediment to his or her participation in the Program under Conduct Rule 2790, the Invitee’s personal information and the maximum number of shares in which the Invitee has expressed an interest are forwarded to a Merrill Lynch Financial Advisor or Registered Representative who will contact the Invitee to assist in opening a Merrill

Mr. Jeffrey Riedler
May 13, 2005

Lynch account to allow for purchase of the Stock. All purchases by the Invitee through the Program must be made in an account at Merrill Lynch.

     Following receipt of all expressions of interest and the establishment of accounts for each Invitee, we will determine the final allocation of shares that will be made available to the Invitees. This allocation is made in our sole discretion.

     Once the Registration Statement has been declared effective and the public offering price of the Stock has been determined, the Merrill Lynch Financial Advisor or Registered Representative to whom the Invitee has been assigned will contact the Invitee, and inform the Invitee of the public offering price and the maximum number of shares that we have determined that he or she may purchase. The Invitee is then asked whether he or she wishes to purchase Stock at that price, and if so, how many shares (subject to a minimum of 100 shares and subject to the maximum set by us). The Invitee may then decline to purchase Stock, agree to purchase Stock but specify a lesser number of shares than the maximum number set by us, or purchase the maximum number of shares. If the Financial Advisor or Registered Representative cannot reach the Invitee within 24 hours of pricing, the Invitee will lose the opportunity to participate in the Program. If the Invitee agrees to purchase Stock, a copy of the final prospectus is sent to the Invitee along with a confirmation of the transaction. The mechanics of the sale to the Invitee is handled the same way as any other sale of the Stock to any purchaser in the public offering. The Invitees are not required to pre-fund their accounts, and payment is not required until after the Invitee has confirmed his or her indication of interest after the pricing of the offering. Invitees are not subject to a lock-up as a condition of their participation in the Program.

     Print Suppression (E-mail) Method - Under this method, we will provide to Merrill Lynch a list of Invitees, along with their e-mail addresses and the maximum number of shares in which each such person may invest. Merrill Lynch will then send to each Invitee an e-mail in the form shown in the first page of the Print Suppression package. Should the Invitee wish, he or she would then click on the hyperlink, and would be presented with a log-in screen. The log-in screen would contain, among other things, the legend set forth in Rule 134. The Invitee could then log-in to the Deal Sketch page using the Deal ID and PIN number provided in the initial e-mail.

     The Deal Sketch page indicates the status of the Program at the time the Invitee logs-in, which may be that indications of interest are being accepted, the response deadline has passed, the acceptance period has begun, etc. It also shows to each Invitee the number of shares in which he or she may indicate an interest, and important information about the public offering, including the relevant dates and details of the offering. The Invitee is advised to read the CEO Letter by clicking on the appropriate button. The CEO Letter advises the Invitee to review the preliminary prospectus by clicking on the embedded hyperlink, and also advises that the Invitee may review the preliminary prospectus at any time by returning to the Deal Sketch page and clicking the

Mr. Jeffrey Riedler
May 13, 2005

“prospectus” button. In addition to explaining the mechanics of the Program, the CEO Letter makes clear that the Invitee is under no obligation to purchase shares through the Program, that responding will involve no obligation of any kind, that the Invitee is not, by reason of his or her inclusion in the Program, assured of obtaining a particular number of shares or any shares, that no offer to buy shares may be accepted and no part of the purchase price can be received until the Registration Statement has been declared effective, and that any such offer to buy can be withdrawn, in whole or in part, without obligation or commitment, at any time prior to notice of its acceptance given after the effective date. The CEO Letter also contains the Rule 134 legend, and a series of Frequently Asked Questions about the Program, along with the answers to those questions. If the Invitee chooses to participate in the Program, the procedure is exactly the same as if the Program were being conducted according to the Print and Mail method. Please note that the Print Suppression methodology has been passed upon by Cecilia Blye, Esq. of the Office of the General Counsel of the Division of Corporation Finance.

     A copy of the latest draft of the Program materials, along with draft screen shots of the Log In Page and the Deal Sketch page is provided for your review in Appendix C to this letter. Please note that the information used on the draft Deal Sketch page is for illustration only and is subject to change.

Comment

58.	We note that certain of the underwriters may distribute prospectuses electronically. Please tell us the procedures they will use in their selling efforts and how they intend to comply with the requirements of Section 5 of the Securities Act of 1933, particularly with regard to how offers and final confirmations will be made and how and when purchasers will fund their purchases. Provide us copies of all electronic communications including the proposed web pages.

Response

     We have been informed by Merrill Lynch that Merrill Lynch has an electronic system in place, “i-Deal.” Merrill Lynch has further advised us that Kristina Wyatt, Esq. (formerly Schillinger) of the Staff has reviewed the system’s procedures and that Merrill Lynch continues to employ the same procedures as those reviewed by Ms. Wyatt. We have additionally been informed that neither the other joint book running manager nor the other members of the underwriting syndicate anticipate delivering a prospectus electronically or otherwise offering and or selling securities electronically.

Mr. Jeffrey Riedler
May 13, 2005

Comment

59.	Please tell us and briefly disclose in the prospectus whether you intend to use any forms of prospectus other than print and electronic version, such as CD-ROMs, videos, etc., and provide all such prospectuses for our examination. Please refer to SEC Releases No. 33-7233 and NO. 33-7289. We may have additional comments.

Response

     We do not intend to use any forms of prospectus other than print and electronic format. The availability of the prospectus in electronic format is discussed on page 91 of the prospectus and is further addressed in our response to comment 58 above.

Comment

60.	Please indicate if your underwriters have arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and provide the address of the website. Please also describe the material terms of the agreement and provide us with a copy of any written agreement. You should also provide us with copies of all information concerning your company or the offering that appears on the third party website. We may have further comments.

Response

     Merrill Lynch and Morgan Stanley & Co. Incorporated have advised us that they have no arrangement with a third party to host or access the preliminary prospectus on the Internet. While Merrill Lynch has contracted with NetRoadshow, Inc. to conduct an Internet roadshow, the purpose of this contract is not specifically to host or access the preliminary prospectus. The primary purpose of the Internet roadshow is to provide access to the roadshow to institutional investors who cannot, or elect not to, attend roadshow meetings in person. NetRoadshow, Inc. has informed the underwriters that it conducts Internet roadshows in accordance with the Net Roadshow, Inc. no-action letter dated July 30, 1997, received from the Commission in connection with virtual roadshows. In accordance with such no-action letter, an electronic version of the preliminary prospectus, identical to the copy filed with the Commission and distributed to live attendees, is required to, and will, be made available on the web site. A copy of the form of agreement with NetRoadshow is provided in Appendix D to this letter.

Financial Statements

Noted to Financial Statements

Mr. Jeffrey Riedler
May 13, 2005

1. Nature of Operations and Summary of Significant Accounting Policies

Accounts Receivable, page F-9

Comment

61.	We note that you record your reserves for uncollectible accounts receivable at the time collection becomes improbable. We also note that accounts receivable has increased from $4,675,000 at June 30, 2004 to $19,720,000 at December 31, 2004 with no increase in your allowance for doubtful accounts. Please tell us why no additional allowance for doubtful accounts is required and why you believe your accounting policy complies with GAAP. In this regard, please provide us details of the composition of the accounts receivable.

Response

     We note your comment regarding the significant increase in accounts receivable at March 31, 2005 as compared to June 30, 2004 without a corresponding increase in the allowance for doubtful accounts.

     The over 90 days past due balances were $290,000 (exclusive of a $250,000 payment received from a major retailer subsequent to March 31, 2005), $160,000 and $609,000 as of March 31, 2005, December 31, 2004 and June 30, 2004, respectively. Based upon the low level of the accounts over 90 days, minimal write-offs historically and limited change in our customers’ credit rating/solvency, we believe that no further allowance is required.

Revenue Recognition, page F-12

Comment

62.	We note in “Risk Factors” on page 12 that you generally ship products and recognize revenue in the quarter prior to retail sales. Please clarify this statement on page 12 and tell us why revenue recognition is appropriate at that point in time.

Response

     In accordance with SAB 104, “Revenue Recognition, Revised and Updated”, our policy is to recognize revenue when title and risk of loss have transferred to the customer, when estimated provisions for product returns, rebates, chargebacks, and other sales allowances are reasonably determinable and when collection is reasonably assured. We have changed the discussion on page 13 to clarify our explanation.

Mr. Jeffrey Riedler
May 13, 2005

Product Development, page F-13

Comment

63.	Please tell us why the formulation and analytical development work with existing and well established drugs and pharmaceutical ingredients, the development of scale-up and manufacturing data and stability programs, and the investment in prosecution of patents related to your products are included in product development costs. Also, please tell us why your accounting policy or these costs is appropriate. In this regard please provide us more detail regarding the nature of these costs and the applicable GAAP literature that supports your accounting policy. In addition, if any amounts included in product development represent research and development, it appears these amounts should be separately disclosed on the Statements of Income.

Response

     Per SFAS No. 2, “Research and Development”, our activities do not meet the definition of “Research”, however, our activities do meet the definition of “Development”. Similar to many specialty pharmaceutical companies, we do not conduct new molecular entity research. Our focus is on the development of new products and technologies utilizing existing, and sometimes well-known chemical entities, e.g., guaifenesin. From our inception through the date of this filing, we have not conducted any research activities as defined in SFAS No. 2. However, we have conducted significant development activities to bring our Mucinex products from the formulation stages through clinical trials and the FDA’s NDA process. These development activities include design of a new product or significant improvements to existing products. Our product development expenses do not include costs for routine or periodic alterations to existing products, product lines, manufacturing processes or other on-going operations. In our original filing, we stated that product development includes “investments in the prosecution of patents”. We have removed that statement from this amendment, since the fees associated with prosecution of patents (primarily legal-related) are included in selling, marketing and administrative expenses, not product development.

Mr. Jeffrey Riedler
May 13, 2005

Accretion of Preferred Stock, page F-14

Comment

64.	We note from your disclosure that you adjust the value of your preferred stock to fair value when the fair value exceeds the accreted liquidation value and the offset is charged to additional paid-in capital. Please address the following issues:

•	Explain to us how your accounting policy is consistent with paragraph 24 of SFAS 150. If you use other authoritative guidance please cite the guidance used in your response.

•	We note that your Series A, B and C “could” receive, upon redemption, the fair market value of the preferred stock. Please clarify to us and in the filing the use of the term “could” and whether or not the amount is mandatorily redeemable at fair value.

•	Clarify to us and in the filing the distinction between the Series A/B and Series C redemption amounts. We note that the Series C holders could receive, upon redemption, the fair market value of the preferred stock if such value exceeds liquidation value. it is unclear under what conditions the Series A/B holders will receive the fair value of the preferred stock upon redemption.

Response

     In accordance with SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity (“SFAS 150”), paragraphs 9 – 10, a mandatorily redeemable financial instrument should be classified as a liability. Per SFAS 150, a financial instrument that embodies a conditional obligation to redeem the instrument by transferring assets upon an event not certain to occur becomes mandatorily redeemable (and, therefore becomes a liability) if that event occurs, the condition is resolved, or the event becomes certain to occur. Accordingly, the Series A, B and C redeemable convertible preferred stock are not mandatorily redeemable but contingently redeemable at the option of the holder and would become mandatorily redeemable when the holder notifies the issuer that it is exercising its put option. The holders of the option cannot request redemption until June 2006. Furthermore, the preferred stock is convertible into common stock prior to redemption. Therefore, the preferred stock is not considered a liability but rather equity for GAAP purposes.

     We have presented the redeemable convertible preferred stock separately from stockholders’ equity, in the balance sheet, in accordance with ASR 268, Redeemable Preferred Stock (“ASR 268”) as the stock is redeemable solely at the option of the issuer. In accordance with ASR 268, “it is not the Commission’s present intention to establish whether redeemable preferred stocks are liabilities or components of equity”.

Mr. Jeffrey Riedler
May 13, 2005

     In accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), paragraph 12, the conversion feature embedded in the preferred stock is not considered a derivative instrument that requires separate accounting. Paragraph 11(a) of SFAS 133 states the following contract is not considered a derivative instrument for the purpose of SFAS 133: “Contracts issued or held by a reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position.” As the conversion feature is indexed to the company’s own stock and potentially settled in the company’s shares, the embedded derivative feature would meet the scope exception in paragraph 11(a) mentioned above. Since the conversion feature as a separate instrument is not subject to the accounting guidance for derivatives in SFAS 133, paragraph 12(c) notes that it should not be bifurcated and accounted for separately.

     As the preferred stock is considered equity for GAAP purposes even though it is presented outside of stockholders’ equity on the balance sheet in accordance with ASR 268, we believe this financial instrument is not a derivative and our accounting policy is in accordance with paragraph 24 of SFAS 150.

     The Series A, B and C preferred stock are redeemable at the option of the holder at specified dates. The Series A and B preferred stock are redeemable at the fair value. The Series C preferred stock is redeemable at the greater of the fair value or liquidation value. We have revised our disclosure to clarify on pages 34 and F-14 .

Comment

65.	Please tell us supplementally how you determined the fair value of your preferred stock. Please provide us an analysis for each Series of how those fair value were determined.

Response

     Attached in Appendix E to this letter, we have included an internal memo supporting the valuations used in determining the fair value of the preferred stock as well as the fair value of the underlying common stock used to determine stock based compensation.

Mr. Jeffrey Riedler
May 13, 2005

5. Stockholders’ Equity (Deficit)

Comment

66.	Please provide an analysis of how you determined the fair value of the underlying common stock and any related stock-based compensation for each equity issuance. Please include an itemized chronological schedule covering all equity instruments issued since December 31, 2003 through the date of your response. In addition, please disclose the following in the financial statements:

•	The date of each issuance;

•	The number of options granted or shares issued;

•	The exercise price or per share amount paid;

•	Management’s fair market value per share and significant factors, assumptions and methodologies used in determining far value;

•	The identity of the recipient, indicating if the recipient was a related party;

•	The amount of any compensation expense recognized;

•	The method used in valuing the issuance;

•	Whether the valuation was contemporaneous or retrospective;

•	Significant factors contributing to the difference between the fair value as of the date of each grant and the estimated IPO price.

Response

     Attached in Appendix E to this letter, we have provided an analysis in response to this comment, which shows how we determined the fair value of the common stock. The stock-based compensation for each option grant was calculated using the minimum value method as permitted by paragraph 20 of SFAS 123 for non-public entities. Inputs to the minimum value option pricing model are option exercise price, expected life of the option, estimated fair market value of the common stock at the date of grant, expected dividend yield and the risk-free interest rate.

Mr. Jeffrey Riedler
May 13, 2005

     The following is a chronological schedule covering the stock option grants from December 31, 2003 through the date of our response:

	Estimate
	Common	Number of		Compensation
	Stock	Options	Exercise	Expense	Trailing 12
Valuation Date	Valuation	granted	Price	Minimum Value	Months Sales

December 2003	$0.50	1,291,000	$0.50	$0.08	33.2
March 2004	$0.78	310,000	$0.78	$0.15	51.5
June 2004	$1.06	45,000	$1.06	$0.20	61.3
September 2004	$1.76	960,500	$1.76	$0.33	79.6
December 2004	$4.00	380,000	$4.00	$0.74	96.2
March 2005	$4.50	—	—	—	133.4
Total		2,986,500

     We will provide a reconciliation of the fair market value of common stock to the expected initial public offering price once such a pricing range and stock split ratio have been determined.

Mr. Jeffrey Riedler
May 13, 2005

7. Commitments and Contingencies, page F-25

Comment

67.	Please disclose the terms of your agreement with Cardinal Health to reimburse Cardinal Health the cost in obtaining any unused quantities of dextromethorphan. Please tell us and clarify in the filing your accounting policy for accruing these costs. Refer to “Commitments and Contractual Obligations” on page 40.

Response

     We have revised our disclosure on page F-27 to provide the information regarding the dextromethorphan supplier commitment. Our accounting policy is as follows: Cardinal Health purchases the material from the supplier and converts the material into finished goods. We purchase the finished goods and ultimately recognize the material as cost of goods sold when we sell the finished goods to our customers. Each payment to Cardinal Health for the finished goods reduces our commitment balance to Cardinal Health. We consider this approach appropriate since we believe that we will consume the entire commitment based upon our current forecasts. If at some point we determine that it is unlikely that we will consume the remaining committed balance, we would recognize the expense and associated liability at that time.

Item 15. Recent Sales of Unregistered Securities, page II-1

Comment

Please revise to identify the investors or classes of investors in the unregistered offerings you describe. Please note that we consider accredited investors to be a recognized class but do not recognize unaccredited investors or individual investors to be acceptable classes.

Response

     We have revised the disclosure on page II-1 to II-2 to clarify that the classes of investors in the unregistered offerings are accredited investors. We note the Staff’s comment that individual investors is not an acceptable class.

Mr. Jeffrey Riedler
May 13, 2005

Item 16. Exhibits and Financial Statement Schedules, page II-3

Comment

68.	Please file your remaining exhibits, including the legal opinion with your next amendment or as soon as it becomes available as we will need time to review it prior to granting effectiveness of the registration statement.

Response

     We intend to file all remaining exhibits, including the legal opinion, as soon as possible.

     If you have questions or comments about the matters discussed herein, please call the undersigned at (404) 881-7739 or J. Vaughan Curtis at (404) 881-7397.

Sincerely,

/s/ J. Mark Ray

J. Mark Ray

cc:	Joseph Roesler (w/o enclosures) Mary Mast (w/o enclosures) Albert Lee (w/o enclosures) Michael Valentino (w/o enclosures) J. Vaughan Curtis (w/o enclosures) Patrick O’Brien (w/o enclosures)

Enclosures